EXHIBIT 99.1

BONSO ELECTRONICS REPORTS THIRD QUARTER FINANCIAL RESULTS.

     TORTOLA, British Virgin Island, February 15, 2007/Xinhua-PRNewswire-FirstCall/ — – Bonso Electronics International, Inc (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced financial results for the three and nine month periods ended 31 December 2006.

     For the third quarter ended 31 December 2006, Bonso’s sales were approximately $18.9 million, or 17% above the same quarter in 2005. Despite the increase in turnover, the Company had resulted in a net loss of approximately $630,000 or $0.109 per share (diluted) as compared to net loss of approximately $76,000 or $0.013 per share (diluted) posted for the same period last year.

     Sales for the nine-month period ended 31 December was approximately $55.7 million, an increase of 11.0% compared to sales of approximately $50.2 million in the comparable 2005 period. Net income for the nine-month period ended 31 December 2006 was $311,000 or $0.054 per share (diluted), which is 62% below the net income of $815,000 or $0.139 reported for the same period last year.

     Mr. Anthony So, President and CEO stated: “There are primarily a combination of two factors which have negatively impacted the gross profit margin: water damage of approximately $678,000 inventory at our Germany warehouse. The water damage was caused by a heavy rain which made a river in the region, where our warehouse is located, overflow. We are now in the process of negotiating with insurance company for compensation. The other major factor is the loss of approximately $199,000 relating to the return of defective scales for repair. All of these defective scales will be repaired and shipped back to customer in March 2007.”

     Mr. So said further: “We still maintain a strong cash position and our cash position at the end of the third quarter is approximately $13 million ($2.33 per share).”

About Bonso Electronics

     Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People’s Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company’s web site at www.bonso.com.

     This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “we believe,” “future prospects,” or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers’ operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company’s SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.

Attachments: 1. Balance Sheet 2. Income Statement

The attachments have not been included with this filing since the financial information has been included above.